EXHIBIT 99.1


         BONSO ELECTRONICS REPORTS MIXED RESULTS FOR THE SECOND QUARTER


Hong Kong, November 15, 2004 - Bonso Electronics International, Inc. (NASDAQ:
BNSO) a designer and manufacturer of sensor based and telecommunications products, today announced financial results for the second quarter and first half ended 30 September 2004.

The company reported net income of $787,000 or $0.13 per share on revenues of $19.4 million for the three month period ended 30 September 2004. Net income and earnings per share when compared to the same period last year were approximately equal, with net sales declining approximately 8%, compared to net sales of $21.0 million posted during the same period last year.

Net income for the six months period ended 30 September 2004 was $1.48 million or $0.25 per share which is a decline of approximately 1.5% when compared to the net income in the same period in 2003. Sales for the six month period ended 30 September was $37.4 million, a decrease of 9% compared to sales of $41.0 million in the comparable 2003 period.

Anthony So, Bonso's Chairman, President and Chief Executive Officer, stated, "We were not able to surpass the record sales we posted in the second quarter and first half of last year, but as a result of taking quick action to reduce expenses , we were able to increase the net profit margin by 0.3% and maintain the same level of profitability in the second quarter on lower sales volume."

Mr. So further stated, "Like many other businesses, we are facing increasing pressure from rising oil and higher raw material prices. This has squeezed our gross profit margin from 19.1% to 18.4% in the second quarter when compared to the same period last year. Fortunately, we foresaw these factors early and took appropriate action to offset the impact on second quarter earnings."


"Our sensor based product sales remained strong but were offset by reduced telecommunications product sales in the first half. Customer demand for our traditional products and services is strong, and we are continuing to discover business opportunities for new products within our sensor-based and telecommunication manufacturing services," said Anthony So. "Throughout the first half we have been enjoying the benefits of generating positive cash flow from operations. Our cash position at the end of the second quarter was $11.7 million (over $2.00 per share). We are continuing to invest in expansion of our plant and equipment to support future growth. Looking forward, we have one eye on the future and the other on the bottom line. We have many opportunities to exploit, and we have the financial resources to implement the initiatives we chose.


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About Bonso Electronics

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.


The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirement, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the Company's filings with the Securities and Exchange Commission.


For more information please contact:
In U.S.: George O'Leary
Tel: 949-760-9611
Fax: 949-760-9607

In Hong Kong: Cathy Pang
Tel: 852 2605 5822
Fax: 852 2691 1724